Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES THE ACQUISITION OF 100% OF THE COMMON STOCK OF GRUPO AGROMERCANTIL HOLDING

Medellin, Colombia, September 29, 2020

Grupo Bancolombia announces that after obtaining the necessary regulatory approvals, it closed today the transaction for the acquisition of the 40% of the common stock of Grupo Agromercantil Holding (GAH), a company that owns the Conglomerado Financiero Agromercantil of Guatemala, which includes among others Banco Agromercantil of Guatemala (BAM).

As it was announced on the press release published on February 28, 2020, Grupo Bancolombia will own 100% of the common stock of GAH.

The purchase price paid today to the seller, BFC BAM Financial Corporation, is equal to USD 289,144,606.

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Director
Tel: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371